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Exhibit 4.4

Excerpt from the Minutes of the Genesys Compensation Committee, dated June 5, 2003

Termination:

        In case of termination by the company or by the CEO in the following cases:

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  major change in the company's strategy un-approved by the CEO

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  change of control as defined already by the board for the benefit of the CEO

  •
  forced leaving

        The CEO shall be entitled to:

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  a termination fee amounting to 1× base salary (350,000 euros or whatever it might then be) and complete bonus (350,000 euros or whatever it might then be), which will be presently equal to 1 × 700,000 euros = 700,000 euros

  •
  keep all of his stock options with immediate vesting of all of them

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  Genesys shall continue CEO life insurance program for two years

Non Compete:

        In any case of termination by the company or by the CEO:

        CEO shall refrain from working:

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  as an executive or as a consultant or as an executive director

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  for a period of 18 months starting the last day of his engagement with Genesys

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  for a company in the virtual conferencing and collaboration industries

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  in the United States of America, France, and the United Kingdom

        A financial compensation representing 1.5× of base salary (350,000 euros or whatever it might then be) and complete bonus (350,000 euros or whatever it might then be), which will be presently equal to 1.5 × 700,000 euros = 1,050,000 euros.

        Note: A change of control is defined as follows: "For the purposes hereof, a change of control shall occur where any shareholder or group of shareholders acting together takes control of Genesys S.A. within the meaning of Article L.233-3 of the French Commercial Code or owns 25% or more of the share capital or voting rights of Genesys S.A."

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  Exhibit 4.4
Excerpt from the Minutes of the Genesys Compensation Committee, dated June 5, 2003